================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May 2000.

                                 PROTHERICS PLC
                 (Translation of Registrant's Name Into English)

                                Beechfield House
                            Lyme Green Business Park
                         Macclesfield Cheshire SK11 0JL
                                     England
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       [X]                Form 40-F    [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes     [ ]                   No      [X]

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-_________________________.

         Attached to the Registrant's Form 6-K for the month of May 2000 and incorporated by reference herein is the Registrant's announcement as reported to the Company Announcements Office of the London Stock Exchange on May 10, 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              PROTHERICS PLC

Date:  May 16, 2000                       By: /s/ Andrew J. Heath
                                              --------------------------------
                                              Andrew J. Heath, M.D., Ph.D.
                                              Chief Executive Officer

[PROTHERICS LOGO]

                                                    10 May 2000



                     PROTHERICS' HIGH BLOOD PRESSURE VACCINE
                        TO ENTER PHASE II CLINICAL TRIALS

PHASE I STUDY VALIDATES CONCEPT


Protherics' angiotensin vaccine, a unique product under development for the treatment of high blood pressure (hypertension), has completed Phase I clinical trials and demonstrated its ability to raise an antibody response in humans. In addition, there were encouraging indications that these antibodies are capable of blocking the blood pressure raising effects of angiotensin as intended.

Hypertension is one of the most common medical conditions in developed countries and while high blood pressure itself usually causes no immediate symptoms, it is a risk factor for developing heart attacks, heart failure, blood vessel problems or kidney damage. Current treatments are tablet based and require daily dosing, often for life. The pharmaceutical market for high blood pressure treatment is the largest single therapeutic sector, exceeding US $20 billion in sales per annum world-wide.

The Phase I clinical trial programme for Protherics' angiotensin vaccine comprised single and two dose studies in a total of more than 50 healthy male volunteers. In the recently completed two dose study, eight subjects received injections of the vaccine three weeks apart and eight received control injections. In all eight vaccine treated subjects, anti-angiotensin antibodies were present in blood samples taken four weeks after the second injection. All subjects receiving control injections were negative in the antibody test.

The planned Phase IIa trials will involve testing the vaccine in patients who have high blood pressure and will initially focus on varying the immunisation regime to optimise the antibody response prior to undertaking controlled studies on the effectiveness of the vaccine. The aim of the Phase II programme is to demonstrate the ability of the vaccine to control blood pressure as effectively as current leading oral drugs that act on the angiotensin system (ACE inhibitors or angiotensin receptor antagonists). This programme is expected to take 18 months.

CHIEF EXECUTIVE ANDREW HEATH COMMENTED: "This is a very encouraging result for our high blood pressure vaccine and gives us an excellent platform to launch the next stage of development. This vaccine is a unique product with substantial commercial potential in the world's largest pharmaceutical market. It clearly underlines the strength of our product portfolio."


CROTAB(R) UPDATE

Protherics has now completed and submitted its response to the US Food and Drug Administration's (FDA) request for supplementary information regarding the CroTAb(R) product license applications. FDA approval of CroTAb(R), Protherics' rattlesnake antivenom, is anticipated in the autumn this year.

FOR FURTHER INFORMATION:

Andrew Heath
Chief Executive, Protherics plc                        +44 (0) 20 7606 8637

Arthur Rushton
Chief Operating Officer, Protherics plc                +44 (0) 1625 500555

Laura Frost
The Maitland Consultancy                               +44 (0) 20 7379 5151


BACKGROUND INFORMATION ON HYPERTENSION

Hypertension affects about 20 per cent of the middle-aged adult population with the frequency of occurrence increasing with age to 50 per cent in the over 65s. Current treatment to reduce blood pressure and hence the risk of subsequent problems is taking tablets on a daily basis, usually for the rest of the person's life, often combined with lifestyle guidance.

Many patients with high blood pressure fail to reach target levels of reduction in blood pressure in part due to failure to take prescribed treatment regularly. Protherics' Angiotensin vaccine would require 2 to 4 injections under medical supervision and would replace or complement existing treatments by reducing the number and dose of conventional drugs. This should improve compliance with existing treatments and thereby increase cost-effectiveness of treatment for this condition.

Protherics plc

Protherics plc was formed on 15 September 1999 from the merger of Proteus International plc and Therapeutic Antibodies Inc. Protherics, an international biopharmaceutical company, has two platform technologies, the development and production of immunotherapeutics and computer aided molecular design.

The Company's ordinary shares are listed on the London Stock Exchange.

An electronic version of this will be available today at http://www.Protherics.com

This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called 'forward looking statements'. These statements can be identified by introductory words such as 'expects', 'plans', 'will', 'estimates', 'forecasts', 'projects', words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company's growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company's forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company's filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.